June 3, 2016

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Duke Energy Florida, LLC

Duke Energy Florida Project Finance, LLC

Registration Statement on

Form SF-1 (File Nos. 333-209196 and 333-209196-01)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Duke Energy Florida, LLC’s and Duke Energy Florida Project Finance, LLC’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on June 7, 2016 at 12:00 p.m. E.D.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: June 2, 2016
(ii)	Dates of distribution: June 2, 2016 — June 3, 2016
(iii)	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: 1000
(iv)

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RBC Capital Markets, LLC
Guggenheim Securities, LLC

RBC CAPITAL MARKETS, LLC

By:	/s/ Joseph J. Lau
Name:	Joseph J. Lau
Title:	Authorized Signatory

GUGGENHEIM SECURITIES, LLC

By:	/s/ Cory Wishengrad
Name:	Cory Wishengrad
Title:	Senior Managing Director

On behalf of each of the Underwriters